Exhibit 99.3

Intellipharmaceutics Announces First Quarter 2013 Results

TORONTO, April 3, 2013 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three months ended February 28, 2013. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The Company recorded a loss for the three months ended February 28, 2013 of $1.3 million, or $0.07 per common share, compared with a loss of $1.9 million, or $0.12 per common share, for the three months ended February 29, 2012. The Company's decreased net loss in the first quarter ended February 28, 2013, can be attributed to lower overall expenses in research and development and selling, general and administrative expenses, and a larger fair value adjustment of derivative liabilities compared to the prior period.

Loss from operations for the three months ended February 28, 2013 was $2.3 million compared with $3.1 million for the three months ended February 29, 2012. Research and development expense for the three months ended February 28, 2013 decreased to $1.3 million compared to $2.0 million in the three months ended February 29, 2012. After adjusting for stock-based compensation expense, expenditures for research and development for the three months ended February 28, 2013 were higher by $0.3 million. Selling, general and administrative expenses for the three months ended February 28, 2013 decreased to $0.8 million versus $1.1 million in the prior period. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses for the three months ended February 28, 2013 were higher by $0.1 million.

At February 28, 2013, Intellipharmaceutics' cash and cash equivalents totaled $0.5 million, compared with $0.5 million at November 30, 2012. Cash during the three months ended February 28, 2013 remained effectively the same as a result of cash used in operating activities offset by cash provided from financing activities related to the Company's January 10, 2013 private placement financing of an unsecured convertible debenture (the "debenture") in the principal amount of $1.5 million, described more fully below.

For the three months ended February 28, 2013, net cash flows used in operating activities decreased to $1.4 million, as compared to net cash flows used in operating activities for the three months ended February 29, 2012 of $2.2 million. This decrease is a result of the implementation of active cash management resulting in accounts payable and accrued liabilities increasing during the three months ended February 28, 2013. For the three months ended February 28, 2013, net cash flows from financing activities of $1.5 million related mainly to the debenture financing.

Corporate Update

  On January 10, 2013, Intellipharmaceutics announced the closing of its $1.5 million debenture financing. The debenture, which will mature January 1, 2015, bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of US$3.00 per common share at the option of the holder. Dr. Isa Odidi, CEO and Co-Founder, and Dr. Amina Odidi, COO and Co-Founder, of the Company and who directly and through their family holding company are its largest shareholders, provided the Company with the $1.5 million of the proceeds for the debenture. The debenture financing was non-brokered and the net proceeds are being used for working capital and general corporate purposes.

  In March 2013, Intellipharmaceutics announced an update on its generic versions of the marketed drugs Keppra XR® and Pristiq®. The FDA has accepted for filing the Company's ANDA for generic Keppra XR®. Based on the FDA's preliminary review and comments on the Company's ANDA for generic Pristiq®, the Company plans to repeat one of three bioequivalence studies for the product candidate. The Company will amend its existing application for generic Pristiq® to include the new study upon its successful completion.

  In late March 2013, Intellipharmaceutics announced the closing of a registered direct unit offering for gross proceeds of approximately $3.1 million at a price of $1.72 per unit. The Company sold units comprised of an aggregate of 1,815,000 common shares and warrants to purchase an additional 453,750 common shares. The warrants are exercisable immediately, have a term of five years and an exercise price of $2.10 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.7 million. Intellipharmaceutics intends to use the net proceeds to file additional Abbreviated New Drug Applications (ANDAs) with the Food and Drug Administration, to advance clinical trials for its abuse resistant Rexista™ technology and/or other New Drug Application (NDA) 505(b)(2) opportunities, to establish additional partnerships, and for working capital, research, product development and general corporate purposes.

  In early April 2013, Intellipharmaceutics settled the litigation related to the 40 mg strength of its generic version of Focalin XR®. Novartis Pharmaceuticals Corporation, Novartis Pharma AG and Celgene Corporation have settled their patent suit in the U.S. District Court for the District of New Jersey, and Alkermes Pharma Ireland Limited has settled its patent suit in the U.S. District Court for the District of Delaware, with Intellipharmaceutics Corp., a wholly-owned subsidiary of the Company and with its licensee Par Pharmaceutical, Inc. ("Par") in relation to the 40 mg strength of a generic version of the attention deficit hyperactivity disorder ("ADHD") drug Focalin XR®. The terms of the settlements are confidential and remain subject to regulatory and court approval. These settlements are in addition to earlier announced settlements concerning the 5, 10, 15, 20 and 30 mg strengths of generic versions of Focalin XR®.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of product candidates in various stages of development, including filings with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and  the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our prospectus supplement related to the offering, and our latest annual information form and latest Form 20-F, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three months ended February 28, 2013, will be accessible on Intellipharmaceutics Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	February 28,	November 30,
	2013	2012
	$	$

Assets
Current
Cash and cash equivalents	515,840	497,016
Accounts receivable	10,965	2,778
Investment tax credits	387,993	301,932
Prepaid expenses, sundry and other assets	156,150	137,449
	1,070,948	939,175

Property and equipment, net	1,479,692	1,535,703
	2,550,640	2,474,878

Liabilities
Current
Accounts payable	1,097,241	512,360
Accrued liabilities	288,707	224,797
Employee costs payable	681,447	663,222
Current portion of capital lease obligations	51,474	51,524
Due to related parties	765,806	783,717
	2,884,675	2,235,620

Convertible debenture	1,369,941	--
Capital lease obligations	30,969	46,242
Warrant liability	918,124	1,960,893
	5,203,709	4,242,755

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
17,906,937 common shares	147,152	147,152
(2012 - 17,906,937)
Additional paid-in capital	28,622,352	28,409,665
Accumulated other comprehensive income (loss)	2,244	(240,010)
Accumulated deficit	(31,424,817)	(30,084,684)
	(2,653,069)	(1,767,877)
Contingencies
	2,550,640	2,474,878

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
for the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)
	2013	2012
	$	$

Revenue
Research and development	--	107,091
	--	107,091

Expenses
Research and development	1,337,755	2,003,427
Selling, general and administrative	833,457	1,149,756
Depreciation	93,073	61,370
	2,264,285	3,214,553

Loss from operations	(2,264,285)	(3,107,462)
Fair value adjustment of derivative liabilities	1,232,157	968,181
Net foreign exchange (loss) gain	(242,617)	210,607
Interest income	10	8,630
Interest expense	(65,398)	(16,475)
Loss	(1,340,133)	(1,936,519)
Other comprehensive income (loss)
Foreign exchange translation adjustment	242,254	(194,932)
Comprehensive loss	(1,097,879)	(2,131,451)

Loss per common share, basic and diluted	(0.07)	(0.12)

Weighted average number of common
shares outstanding, basic and diluted	17,906,937	15,929,323

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows for the three months ended February 28, 2013 and February 29, 2012
(Stated in U.S. dollars)
	2013	2012
	$	$

Loss	(1,340,133)	(1,936,519)
Items not affecting cash
Depreciation	93,073	61,370
Stock-based compensation	202,874	1,589,843
Deferred share units	9,813	6,569
Accrued interest on related party loan	24,610	11,301
Fair value adjustment of derivative liabilities	(1,232,157)	(968,181)
Unrealized foreign exchange loss (gain)	258,815	(197,421)
Change in non-cash operating assets & liabilities
Accounts receivable	(8,187)	(10,482)
Investment tax credits	(99,856)	(97,289)
Prepaid expenses and sundry assets	(23,513)	(66,776)
Accounts payable and accrued liabilities	696,128	(482,723)
Deferred revenue	--	(107,091)
Cash flows used in operating activities	(1,418,533)	(2,197,399)

Financing activities
Payments to related parties	(10,349)	--
Repayment of capital lease obligations	(12,070)	(10,585)
Proceeds from convertible debenture	1,500,000	--
Proceeds from issuance of shares on exercise of warrants	--	62,500
Cash flows provided from financing activities	1,477,581	51,915

Investing activity
Purchase of property and equipment	(37,064)	(52,755)

Cash flows used in investing activities	(37,064)	(52,755)

Effect of foreign exchange (loss) gain on
cash held in foreign currency	(3,160)	13,688

Increase (decrease) in cash and cash equivalents	18,824	(2,184,551)
Cash and cash equivalents, beginning of period	497,016	4,817,088

Cash and cash equivalents, end of period	515,840	2,632,537

Interest paid	10,349	--
Taxes paid	--	--

CONTACT: 30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com

         Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106
         investors@intellipharmaceutics.com